Exhibit 99.3

CENTERPOINT ENERGY SAVINGS PLAN

(As Amended and Restated Effective January 1, 2009)

Second Amendment

CenterPoint Energy, Inc., a Texas corporation, having reserved the right under Section 10.3 of the CenterPoint Energy Savings Plan, as amended and restated effective as of January 1, 2009, and as thereafter amended (the “Plan”), to amend the Plan, does hereby amend the Plan, effective as of the dates specified herein, as follows:

1. Effective as of January 1, 2007, Section 3.7 of the Plan is hereby amended to read as follows:

“3.7 Qualified Military Service:

(a) Notwithstanding any provision of the Plan to the contrary, contributions, benefits and service credit with respect to Qualified Military Service will be provided in accordance with Code Section 414(u). Specifically, as required by Code Section 414(u)(8), the Participant will be treated as not having incurred a Break in Service because of his period of Qualified Military Service, the Participant’s Qualified Military Service will be treated as Service under the Plan for vesting and contribution purposes and the Participant will be permitted to make up any Pre-Tax Contributions and After-Tax Contributions he would have otherwise been eligible to make during the period of Qualified Military Service.

(b) If a Participant’s death occurs on or after January 1, 2007, while performing Qualified Military Service, then, provided such Participant was entitled to reemployment rights with respect to the Employer under Code Section 414(u) as of the date of his death, the Participant’s Beneficiary or Beneficiaries shall be entitled to any benefits (other than benefit accruals relating to the period of Qualified Military Service), such as accelerated vesting pursuant to Section 6.1, that would be provided under the Plan if the Participant had resumed and then terminated his Service on account of death, in compliance with Code Section 401(a)(37) and the Treasury regulations and guidance issued by the Internal Revenue Service thereunder.

(c) If an individual is paid remuneration by an Employer after December 31, 2008 that constitutes a “differential wage payment” within the meaning of Code Section 3401(h)(2),

then (i) such individual shall be treated as an Employee of the Employer making the payment, (ii) the differential wage payment shall be treated as Compensation, and Pre-Tax Contributions and After-Tax Contributions may continue to be deducted from such Compensation during the period of the Qualified Military Service, and (iii) the Plan shall not be treated as failing to meet the requirements of any provision described in Code Section 414(u)(1)(C) by reason of any contribution or benefit which is based on the differential wage payment; provided, however, that clause (iii) of this subsection (c) shall apply only if all Employees of the Employer performing service in the uniformed services, as described in Code Section 3401(h)(2)(A), are entitled to receive differential wage payments on reasonably equivalent terms and, if eligible, to make elective deferrals based on the payments on reasonably equivalent terms (within the meaning of Code Sections 410(b)(3), (4), and (5)).

(d) No Participant or Beneficiary shall be entitled to any continued benefit accruals or employer contributions under Code Section 414(u)(9) (as enacted under section 104(b) of the Heroes Earnings Assistance and Relief Act of 2008) by reason of incurring a death or disability during a period of Qualified Military Service.”

2. Effective as of January 1, 2009, the first paragraph of Section 5.4(b)(iii) of the Plan is hereby amended to read as follows:

“(iii) Compensation: For purposes of this Section, Compensation shall include wages, salaries, fees for professional services and other amounts received (without regard to whether or not an amount is paid in cash) for personal services actually rendered in the course of employment with the Employer maintaining the Plan to the extent that such amounts are includable in gross income (or to the extent amounts that would have been received and includible in gross income but for an election by the Participant under Code Sections 125(a), 132(f)(4), 402(e)(3), 402(h)(1)(B), 402(k) or 457(b)), including, but not limited to, commissions paid to salesmen, compensation for services on the basis of a percentage of profits, commissions on insurance premiums, tips, bonuses, fringe benefits, reimbursements or other expense allowances under a nonaccountable plan as described in Treasury Regulation Section 1.62-2(c) and, on and after January 1, 2009, “differential wage payments” as defined in Code Section 3401(h); but exclude:”

3. Effective as of January 1, 2009, Section 6.6(b)(i) of the Plan is hereby amended by the addition of the following paragraph to the end thereof as follows:

“The foregoing notwithstanding, if all or any portion of a distribution during 2009 is treated as an Eligible Rollover Distribution but would not be so treated if the minimum distribution requirements under Section 401(a)(9) of the Code had applied during 2009, such distribution shall not be treated as an Eligible Rollover Distribution for purposes of Sections 401(a)(31) (relating to direct and automatic rollovers of eligible rollover distributions), 402(f) (relating to recipients of eligible rollover distributions), or 3405(c) (relating to mandatory income tax withholding) of the Code.”

4. Effective as of January 1, 2009, Section 6.9 of the Plan is hereby amended by the addition of subsection (f) to the end thereof as follows:

“(f) 2009 RMDs: Notwithstanding the provisions of this Section 6.9 to the contrary, a Participant or Beneficiary who would have been required to receive required minimum distributions for 2009 but for the enactment of section 401(a)(9)(H) of the Code (‘2009 RMDs’), and who would have satisfied that requirement by receiving distributions that are (1) equal to the 2009 RMDs or (2) one or more payments in a series of substantially equal distributions (that include the 2009 RMDs) made at least annually and expected to last for the life (or life expectancy) of the Participant, the joint lives (or joint life expectancy) of the Participant and the Participant’s designated Beneficiary, or for a period of at least 10 years, will receive those distributions for 2009 unless the Participant or Beneficiary chooses not to receive such distributions. Participants and Beneficiaries described in the preceding sentence will be given the opportunity to elect to stop receiving the distributions described in the preceding sentence. In addition, as provided in the last paragraph of Section 6.6(b)(i), and solely for purposes of applying the direct rollover provisions of the Plan, certain additional distributions in 2009 will be treated as Eligible Rollover Distributions.”

5. Effective as of January 1, 2009, the second sentence in Section 7.4 of the Plan is hereby amended to read as follows:

“Subject to the conditions under this Section 7.4 and under Sections 7.1, 7.2, 7.3 and 7.6, as applicable, there shall be no limit on the number of withdrawals a Participant may make from his Pre-Tax Contribution Account, After-Tax Contribution Account, Prior Plan Account and Rollover Account within any 12-month period; provided, however, that the minimum amount that a Participant is permitted to withdraw shall be the lesser of $500 or the entire balance of his Accounts.”

6. Effective as of January 1, 2009, Article VII of the Plan is hereby amended to add the following new Section 7.6 to read as follows:

“7.6 Uniformed Services/HEART Act Withdrawal: A Participant shall be deemed to have a ‘severance from employment’ under Code Section 401(k)(2) for purposes of Section 6.2 as a result of such individual performing service in the uniformed services, as described in Code Section 3401(h)(2)(A), while on active duty for a period of more than 30 days, regardless of whether he is receiving differential wage pay (as described in Section 3.7(c)). Pursuant to advance notice given in the manner prescribed by the Committee from time to time and subject to the conditions of Section 7.4, such Participant may elect to receive a distribution of his Pre-Tax Contribution Account balance (and in addition to any other withdrawal rights such Participant may have pursuant to this Article VII) by reason of his deemed severance from employment (as described above); provided, however, such individual shall not be permitted to make Pre-Tax Contributions or After-Tax Contributions to the Plan at any time during the six-month period beginning on the date of the distribution of his Account.”

7. Effective as of January 1, 2011, Article VII of the Plan is hereby amended to add new Section 7.7 to read as follows:

“7.7 Hardship Distributions: Except as provided below and in addition to the other requirements of Article VI, a Participant may make a withdrawal from his Account attributable to Pre-Tax Contributions (not including the earnings or appreciation thereon) if the Committee determines that the withdrawal is to be made on account of an immediate and heavy financial need of the Participant, the amount of the withdrawal does not exceed such financial need, and the amount of the withdrawal is not reasonably available from other resources of the Participant (a ‘Hardship Withdrawal’).

(a) For purposes of this Section 7.7, the following shall be deemed to be immediate and heavy financial needs:

(i) Unreimbursed expenses for medical care described in Code Section 213(d) previously incurred by the Participant, his spouse or his dependent, as described in Code Section 152 (‘Dependent’), or necessary for him, his spouse or his Dependent to obtain medical care;

(ii) Costs directly related to the purchase (excluding mortgage payments) of a principal residence for the Participant;

(iii) Payment of tuition and related educational fees for the next 12 months of post-secondary education for the Participant, his spouse, children or his Dependents;

(iv) Payments necessary to prevent eviction from the Participant’s principal residence, or foreclosure on the mortgage of his principal residence;

(v) Costs and expenses of funeral and/or burial of the Participant’s spouse, parent, brother, sister, child, Dependent or member of his immediate household;

(vi) Expenses for the repair of damage to the Participant’s principal residence that would qualify for the casualty deduction under Code Section 165 (determined without regard to whether the loss exceeds 10% of adjusted gross income); or

(vii) Any other event identified by the Commissioner of Internal Revenue in revenue rulings, notices and/or other documents of general applicability for inclusion in the foregoing list (provided, however, that expenses incurred by, or on behalf of, the Participant’s primary beneficiary, as provided in IRS Notice 2007-7, 2007-5 I.R.B. 395, Q/A-5, who is not the Participant’s spouse, child or Dependent shall not be eligible for Hardship Withdrawals).

(b) A financial need shall not fail to qualify as immediate and heavy merely because such need was reasonably foreseeable by the Participant or voluntarily incurred by him.

(c) The minimum Hardship Withdrawal is the lesser of $500 or the maximum amount available for withdrawal.

(d) Unless the Participant elects that the conditions of subsections (f) and (g) shall apply, the requirements of subsection (h) must be satisfied.

(e) The conditions of this subsection are:

(i) the Participant shall obtain all distributions (other than Hardship Withdrawals), and all nontaxable loans currently available under all plans maintained by the Employer or any Affiliate;

(ii) the Participant shall not be permitted to make further Pre-Tax Contributions or After-Tax Contributions under the Plan (or other plan (whether or not qualified) or a stock option, stock purchase or similar plan maintained by the Employer or any Affiliate) for six months thereafter; and

(iii) the sum of the Participant’s deferrals of Compensation under this Plan (and other plans maintained by the Employer or any Affiliate) for the next taxable year shall not exceed the annual limit under Code Section 402(g), as adjusted, for that taxable year, minus the sum of such deferrals of Compensation by the Participant for the taxable year in which the Hardship distribution is received.

(f) To meet the requirements of this subsection, the Participant must certify to the Committee in writing that the financial need in question cannot be satisfied:

(i) through reimbursement or compensation by insurance or otherwise;

(ii) by reasonable liquidation of the assets of himself or of those assets which he owns jointly or in common with his spouse, a child or any other person (but not of property held for his spouse or child under an irrevocable trust or the Uniform Gifts to Minors Act);

(iii) by cessation of Pre-Tax Contributions under Section 4.2 or After-Tax Contributions under Section 4.3;

(iv) by other distributions or nontaxable (at the time of the loan) loans from plans maintained by the Employer or by any other employer; or

(v) by borrowing from commercial sources on reasonable commercial terms;

and the Committee may reasonably rely upon such certification unless it has actual knowledge to the contrary.

(g) The conditions of this subsection, if any, shall be those prescribed by the Commissioner of Internal Revenue through the publication of revenue rulings, notices and/or other documents of general applicability, as an alternate method under which a Hardship Withdrawal will be deemed to be necessary to satisfy an immediate and heavy financial need.

(h) A Participant whose Pre-Tax Contributions and After-Tax Contributions have been suspended under subsection (e) nevertheless shall be included in determinations under Article XII if he would otherwise be so included.

(i) No more than one Hardship Withdrawal may be made to a Participant in any consecutive 12-month period.

IN WITNESS WHEREOF, CenterPoint Energy, Inc. has caused these presents to be executed by its duly authorized officer in a number of copies, all of which shall constitute one and the same instrument, which may be sufficiently evidenced by any executed copy hereof, on this 13th day of December, 2010, but effective as of the dates specified herein.

CENTERPOINT ENERGY, INC.

By	/s/ David M. McClanahan
David M. McClanahan
President and Chief Executive Officer

ATTEST:

/s/ Richard Dauphin
Richard Dauphin
Assistant Corporate Secretary